_____________________________________________________________________________________________

601 Congress Street
Boston, Massachusetts 02210-2805

October 26, 2011

Securities and Exchange Commission

Washington, DC  20549

RE:       John Hancock Bank and Thrift Opportunity Fund (File No. 811-08568)

            John Hancock Bond Trust (File No. 811-03006)

            John Hancock California Tax-Free Income Fund (File No. 811-05979)

            John Hancock Capital Series (File No. 811-01677)

            John Hancock Current Interest (File No. 811-02485)

            John Hancock Funds II (File No. 811-21779)

            John Hancock Funds III (File No. 811-21777)

            John Hancock Hedged Equity & Income Fund (File No. 811-22441)

            John Hancock Income Securities Trust (File No. 811-04186)

            John Hancock Investment Trust (File No. 811-00560)

            John Hancock Investment Trust II (File No. 811-03999)

            John Hancock Investment Trust III (File No. 811-04630)

            John Hancock Investors Trust (File No. 811-04173)

            John Hancock Municipal Securities Trust (File No. 811-05968)

            John Hancock Preferred Income Fund (File No. 811-21131)

            John Hancock Preferred Income Fund II (File No. 811-21202)

            John Hancock Preferred Income Fund III (File No. 811-21287)

            John Hancock Premium Dividend Fund (File No. 811-05908)

            John Hancock Series Trust (File No. 811-03392)

            John Hancock Sovereign Bond Fund (File No. 811-02402)

            John Hancock Strategic Series (File No. 811-04651)

            John Hancock Tax-Advantaged Dividend Income Fund (File No. 811-21416)

            John Hancock Tax-Advantaged Global Shareholder Yield Fund (File No. 811-22056)

            John Hancock Tax-Exempt Series Fund (File No. 811-05079)

            John Hancock Variable Insurance Trust (File No. 811-04146)

Dear Sir/Madam:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

  A copy of Endorsement 14 to the Registrants’ amended joint bond no. 81906724  issued by Chubb Group of Insurance Companies deleting Endorsement 13 which extended the bond period from July 15, 2010 to September 30, 2011.
  A copy of Endorsement 15 to the Registrant’s amended joint bond no. 81906724 issued by the Chubb Group of Insurance Companies extending the bond period from July 15, 2010 to December 31, 2011.
  A copy of Rider No. 2 to the Registrants’ amended joint bond no. 87142110B  extending the bond period from July 15, 2011 to September 30, 2011
  A copy of Rider No. 3 to the Registrant’s amended joint bond no. 87142110B  extending the bond period from July 15, 2011 to December 31, 2011.
  A copy of the resolutions of the Board of Trustees approving the endorsements.
  A copy of the agreement among the investment companies entered into pursuant to paragraph (f) of Regulation 17g-1.
  A statement showing the single bond amount (if the investment company had not been named as an insured under this joint insured bond).
  A statement showing that premiums have been paid for the period July 15, 2011 to December 31, 2011.

Sincerely,

/s/ Betsy Anne Seel

Betsy Anne Seel

Assistant Secretary

FEDERAL  INSURANCE  COMPANY

Endorsement  No.:       14

Bond Number:                                          81906724

NAME  OF  ASSURED:  JOHN  HANCOCK  FUNDS

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 13 in its entirety.

This  Endorsement  applies  to  loss  discovered  after  12:01  a.m.  on  September  30,  2011. ALL  OTHER  TERMS  AND  CONDITIONS  OF  THIS  BOND  REMAIN  UNCHANGED.

Date: September 30, 2011                                                     By     /s/ Paul Morrisette

                                                                                                      Authorized Representative

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL  INSURANCE  COMPANY

Endorsement  No.:  15

Bond Number:                              81906724

NAME  OF  ASSURED:  JOHN  HANCOCK  FUNDS

EXTENDED  BOND  PERIOD  ENDORSEMENT

It  is  agreed  that  this  Bond  is  amended  by  deleting  ITEM  1.  of   the  DECLARATIONS  and  substituting  the following:

ITEM 1.	BOND PERIOD:	from 12:01 a.m. on	July 15, 2010
		to 12:01 a.m. on	December 31, 2011

This  Endorsement  applies  to  loss  discovered  after  12:01  a.m.  on  September  30,  2011.

ALL OTHER  TERMS  AND  CONDITIONS  OF  THIS  BOND  REMAIN  UNCHANGED.

Date:  September 30, 2011                                                 By       /s/ Paul Morrisette

                                                                                                      Authorized Representative

ICAP  Bond

Form  17-02-5032  (Ed.  11-02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

(EXCESS BOND)

RIDER NO. 2

INSURED                                                                                                                                                                BOND NUMBER

John Hancock Funds                                                                                        87142110B

EFFECTIVE DATE                                                   POLICY PERIOD                                    AUTHORIZED REPRESENTATIVE

July 15, 2011                           July 15, 2011 to September 30, 2011

/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on September 30, 2011 standard time at the Principal Address as set forth in Item 1 of the Declarations. Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

(EXCESS BOND)

RIDER NO. 3

INSURED                                                                                                                                                                BOND NUMBER

John Hancock Funds                                                                                        87142110B

EFFECTIVE DATE                                                   POLICY PERIOD                                    AUTHORIZED REPRESENTATIVE

September 30, 2011               July 15, 2011 to December 31, 2011             /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on December 31, 2011

standard time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

John Hancock Bank and Thrift Opportunity Fund	John Hancock Investors Trust
John Hancock Bond Trust	John Hancock Municipal Securities Trust
John Hancock California Tax-Free Income Fund	John Hancock Preferred Income Fund
John Hancock Capital Series	John Hancock Preferred Income Fund II
John Hancock Current Interest	John Hancock Preferred Income Fund III
John Hancock Emerging Markets Income Fund	John Hancock Premium Dividend Fund
John Hancock Flexible Income Opportunities Fund	John Hancock Series Trust
John Hancock Funds III	John Hancock Sovereign Bond Fund
John Hancock Hedged Equity & Income Fund	John Hancock Strategic Series
John Hancock Income Securities Trust	John Hancock Tax-Advantaged Dividend Income Fund
John Hancock Investment Trust	John Hancock Tax-Advantaged Global Shareholder Yield Fund
John Hancock Investment Trust II	John Hancock Tax-Exempt Series Fund
John Hancock Investment Trust III

(Collectively, the “Trusts”)

Approval of Extension of Insurance Program Period

2010-2011 Fidelity Bond Coverage Extension

RESOLVED, that the Board of Trustees, including the Independent Trustees, hereby authorizes, empowers and directs the officers of the Trusts, with the advice of counsel to the Trusts, to procure an extension through December 31, 2011 of the Trusts’ Fidelity Bond conforming with the requirements of Rule 17g-1 under the 1940 Act, designed to protect the Trusts against larceny and embezzlement;

FURTHER RESOLVED, that the Board of Trustees, including the Independent Trustees, having given due consideration to all relevant factors, including, but not limited to: (i) the value of the aggregate assets of the Trusts to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Trusts’ portfolios, hereby determines that an extension of the Fidelity Bond through December 31, 2011, is reasonable in form and amount and hereby approves such extension of the Fidelity Bond;

FURTHER RESOLVED, that the Trustees, including the Independent Trustees, hereby determine that the amount of each premium payment allocated to each Trust and the method of allocation that was previously approved by the Trustees are fair and reasonable to each Fund;

FURTHER RESOLVED, that the Board of Trustees, including the Independent Trustees, hereby approves the premium for the extension of the Fidelity Bond, and the payment of such premium by the Trusts; and

FURTHER RESOLVED, that the Secretary of the Trusts or his delegate shall file an amendment to the Trusts’ Fidelity Bond with the SEC and give the notices required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Agreement Relating to Joint Insured Bond

WHEREAS, each of the parties hereto is a named insured under a “joint insured bond,” as that term is defined in Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, Rule 17g-1(f) under the 1940 Act requires an agreement between all the named insureds under a joint insured bond;

NOW, THEREFORE, the parties hereto hereby agree as follows:

In the event recovery is received under the joint insured bond as a result of a loss sustained by any two or more of the named insureds, each insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by the undersigned thereunto duly authorized on October 26, 2011.

JOHN HANCOCK VARIABLE INSURANCE TRUST (formerly known as John Hancock Trust) on behalf of each of its Series

JOHN HANCOCK FUNDS II on behalf of each of its Series

John HANCOCK FUNDS III on behalf of each of its series

JOHN HANCOCK BOND TRUST on behalf of each of its series

JOHN HANCOCK CAPITAL SERIES on behalf of each of its series

JOHN HANCOCK CALIFORNIA TAX-FREE INCOME FUND on behalf of each of its series

JOHN HANCOCK CURRENT INTEREST on behalf of each of its series

JOHN HANCOCK INVESTMENT TRUST on behalf of each of its series

JOHN HANCOCK INVESTMENT TRUST II on behalf of each of its series

JOHN HANCOCK INVESTMENT TRUST III On behalf of each of its series

JOHN HANCOCK MUNICIPAL SERIES TRUST on behalf of each of its series

JOHN HANCOCK SERIES TRUST on behalf of each of its series

JOHN HANCOCK SOVEREIGN BOND FUND on behalf of its of its series

JOHN HANCOCK STRATEGIC SERIES on behalf of each of its series

JOHN HANCOCK TAX-EXEMPT SERIES FUND
on behalf of each of its series

JOHN HANCOCK BANK AND THRIFT OPPORTUNITY FUND
on behalf of each of its series

JOHN HANCOCK EMERGING MARKETS INCOME FUND on behalf of its of its series

JOHN HANCOCK FLEXIBLE INCOME OPPORTUNITIES FUND on behalf of its of its series

JOHN HANCOCK HEDGED EQUITY & INCOME FUND on behalf of its of its series

JOHN HANCOCK INCOME SECURITIES TRUST on behalf of each of its series

JOHN HANCOCK INVESTORS TRUST on behalf of each of its series

JOHN HANCOCK PREFERRED INCOME FUND on behalf of each of its series

JOHN HANCOCK PREFERRED INCOME FUND II on behalf of each of its series

JOHN HANCOCK PREFERRED INCOME FUND III on behalf of each of its series

JOHN HANCOCK PREMIUM DIVIDEND FUND (formerly known as John Hancock Patriot Premium Dividend Fund II) on behalf of each of its series

JOHN HANCOCK TAX-ADVANTAGED DIVIDEND INCOME FUND on behalf of each of its series

JOHN HANCOCK TAX-ADVANTAGED GLOBAL SHAREHOLDER YIELD FUND on behalf of each of its series _______________________________________________

Executed on behalf of each Trust and its relevant Series referenced above:

By:	/s/ Betsy Anne Seel
Name:	Betsy Anne Seel
Title:	Assistant Secretary

STATEMENT REGARDING SINGLE BOND AMOUNT

If the investment companies shown below had not been named as an insured under this joint insured bond, they would have provided and maintained a single bond in the amount of at least:

John Hancock Bank and Thrift Opportunity Fund                             $750,000

John Hancock Bond Trust                                                            $1,250,000

John Hancock California Tax-Free Income Fund                             $750,000

John Hancock Capital Series                                                        $1,500,000

John Hancock Current Interest                                                     $750,000

John Hancock Emerging Markets Income Fund                               $50,000

John Hancock Flexible Income Opportunities Fund                          $50,000

John Hancock Hedged Equity & Income Fund                                 $600,000

John Hancock Funds II                                                                $2,500,000

John Hancock Funds III                                                               $2,500,000

John Hancock Income Securities Trust                                          $750,000

John Hancock Investors Trust                                                      $600,000

John Hancock Investment Trust                                                    $2,500,000

John Hancock Investment Trust II                                                 $1,250,000

John Hancock Investment Trust III                                                $400,000

John Hancock Municipal Securities Trust                                       $900,000

John Hancock Preferred Income Fund                                           $1,000,000

John Hancock Preferred Income Fund II                                        $900,000

John Hancock Preferred Income Fund III                                      $1,000,000

John Hancock Premium Dividend Fund                                          $1,000,000

John Hancock Series Trust                                                          $300,000

John Hancock Sovereign Bond Fund                                              $1,250,000

John Hancock Strategic Series                                                     $2,100,000

John Hancock Tax-Advantaged Dividend Income Fund                    $1,250,000

John Hancock Tax-Advantaged Global Shareholder Yield Fund         $525,000

John Hancock Tax-Exempt Series Fund                                         $600,000

John Hancock Variable Insurance Trust                                         $2,500,00

PREMIUM PERIOD

            Premiums have been paid for the period July 15, 2011 to December 31, 2011.